02054636

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8 - 12629

FACING PACE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/01 (NIM/DD/YY) AND ENDING 09/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nestlerode & Co., Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

430 West Irvin Avenue
(No, and Street)

State College (City) PA (State) 16801 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Judy L. Loy, CFO 814-238-6249
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Klein & Rizzo, Inc.
(Narne - if *individual, state last, first, middle name)*

1418 East Third Street (Address) Williamsport (City) PA (State) 17701 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Judy L Loy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nestlerode & Co., Inc., as of September 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

Notarial Seal
Kelly A. Walker, Notary Public
Patton Twp., Centre County
My Commission Expires Dec. 23, 2002
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 1 Sc3 -3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 150-3.
- ☐ 0) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule l5c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 150-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (1) An Oath or Affirmation.
- ☐ (in) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

"*For* conditions of *confidential treatment of certain portions* of *this filing, see section 240.1 7a-5(e) (3).*

NESTLERODE & CO., INC.

FINANCIAL STATEMENTS WITH SUPPLEMENTARY INFORMATION
YEAR ENDED SEPTEMBER 30, 2002

TABLE OF CONTENTS

	PAGE
INDEPENDENT AUDITOR'S REPORT	1
BALANCE SHEET	2
STATEMENT OF RETAINED EARNINGS	3
STATEMENT OF OPERATIONS	4
STATEMENT OF CASH FLOWS	5
NOTES TO FINANCIAL STATEMENTS	6-8

	SCHEDULE
COMPUTATION OF NET CAPITAL	A
INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL	B

KLEIN & RIZZO Inc.
• Certified Public Accountants •

American Institute of Certified Public Accountants

PAUL S. KLEIN, C.P.A., C.V.A. GEORGE E. RIZZO, C.P.A.

Pennsylvania Institute of Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

November 20, 2002

Nestlerode & Co., Inc.
430 W. Irvin Avenue
State College, PA 16804

We have audited the accompanying balance sheet of Nestlerode & Co., Inc. as of September 30, 2002, and the related statements of operations, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nestlerode & Co., Inc. as of September 30, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules A and B is presented for purposes of additional analysis and is not a required part of the basic financial statements. The supplementary information is required under Rules 15c3-1 and 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully submitted,

Klein and Rizzo Inc,

Klein and Rizzo, Inc.
Certified Public Accountants

NESTLERODE & CO., INC.
BALANCE SHEET
SEPTEMBER 30, 2002

LIABILITIES AND EQUITY

Current Liabilities		
Accounts payable - trade	14,951	
Accrued and withheld payroll taxes	8,646	
Total Current Liabilities		23,597
Stockholders' Equity		
Preferred stock	20,000	
Common stock	24,200	
Less: treasury stock at cost	(11,092)	
Total	33,108	
Retained Earnings	203,278	
Total Stockholders' Equity		236,386
Total Liabilities and Stockholders' Equity		259,983

The accompanying notes are an integral part of the financial statements

NESTLERODE & CO., INC.
STATEMENT OF RETAINED EARNINGS
FOR THE YEAR ENDED SEPTEMBER 30, 2002

Retained Earnings, Beginning	233,951
Net Loss For The Year	(30,673)
Retained Earnings, Ending	203,278

The accompanying notes are an integral part of the financial statements

NESTLERODE & CO., INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 30, 2002

Revenue		
Commissions	379,886	
Service fees and other income	323,209	
Interest	172	
Total Revenues		703,267
Operating Expenses		
Advertising	101,186	
Amortization	3,003	
Commissions	238,563	
Contracted services	30,008	
Contributions	600	
Depreciation	11,205	
Dues and subscriptions	16,005	
Equipment rental	1,419	
Insurance	37,192	
Licenses and fees	5,552	
Maintenance	7,810	
Office expense	22,584	
Pension contributions	9,254	
Postage	7,390	
Professional fees	13,299	
Rent	32,978	
Research	3,800	
Supplies	5,987	
Taxes	28,647	
Telephone	38,347	
Training and seminars	8,163	
Travel and entertainment	4,437	
Utilities	5,229	
Wages	111,853	
Total Operating Expenses		744,511
Loss Before Income Taxes		(41,244)
Income Tax Expense (Benefit)		
Federal income tax	(10,571)	
State income tax	-	
Total Income Tax Expense (Benefit)		(10,571)
Net Loss		(30,673)

The accompanying notes are an integral part of the financial statements

NESTLERODE & CO., INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2002

Cash Flows From Operating Activities		
Net loss	(30,673)	
Adjustments to reconcile net income to net cash used for operating activities		
Depreciation	11,205	
Amortization	3,003	
(Increase) decrease in:		
Accounts receivable	2,040	
Prepaid expenses	6,372	
Increase (decrease) in:		
Accounts payable	11,723	
Accrued and withheld payroll taxes	(2,516)	
Total Cash Flows Provided By Operating Activities		1,154
Cash Flows Used For Investing Activities		
Purchase of fixed assets		(7,285)
Net Decrease In Cash		(6,131)
Cash at Beginning of Year		155,989
Cash at End of Year		149,858
Supplemental Disclosure of Cash Flow Information		
Income Taxes Paid		-

The accompanying notes are an integral part of the financial statements

NESTLERODE & CO., INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2002

Note 1 - Significant Accounting Policies

Operation

Nestlerode & Company, Inc. was incorporated on September 17, 1965, for the purpose of providing brokerage and investment advisory services. The Company maintains an office in State College, PA.

Uses of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles may require the use of estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Cash Equivalents

For purposes of the statement of cash flows, the company considers all short-term instruments purchased with a maturity of three months or less to be cash equivalents. There were no cash equivalents at September 30, 2002.

Allowance For Bad Debts

The Company considers accounts receivable to be fully collectible, accordingly, no allowance for bad debts is required.

Depreciation and Amortization

Fixed assets are recorded at cost. Furniture and equipment are depreciated using accelerated methods over 5 and 7 years. Leasehold improvements are depreciated using the straight line method over 31.5 and 39 years. Computer software costs are depreciated using the straight line method over 3 years.

Note 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule which requires the maintenance of minimum net capital. A computation of net capital under Rule 15c3-1 is included as Schedule A of this report.

Note 3 - Customer Accounts Fully Disclosed

The Company does not hold any customer securities. All such accounts are carried at First Southwest Company, Dallas, Texas. Therefore, the Company claims exemption from the reporting requirements of Rule 15c3-3.

Note 4 - Liabilities Subordinated to Claims of General Creditors

There are no liabilities subordinated to claims of general creditors.

Note 5 - Stockholders' Equity

A summary of stockholders' equity activity during the year ended September 30, 2002 is as follows:

	Beginning October 1, 2001	February 2002 1,000 to 1 Stock Split	Ending September 30, 2002
Preferred Stock (no par)			
Value	$ 20,000	$ -	$ 20,000
Shares Authorized	5,000	4,995,000	5,000,000
Shares Issued	3,620	3,616,380	3,620,000
Shares Outstanding	2,420	2,417,580	2,420,000
Common Stock (no par)			
Value	$ 24,200	$ -	$ 24,200
Shares Authorized	5,000	4,995,000	5,000,000
Shares Issued	2,466	2,463,534	2,466,000
Shares Outstanding	2,420	2,417,580	2,420,000
Treasury Stock (at cost)			
Value	$ 11,092	$ -	$ 11,092
Shares			
Preferred Stock	1,200	1,198,800	1,200,000
Common Stock	46	45,954	46,000
Total Treasury Shares	1,246	1,244,754	1,246,000

Note 6 - Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred income taxes are provided for the temporary differences attributable to income or expense which, due to income tax laws and regulations, become reportable in fiscal years different than their corresponding treatment for financial reporting purposes. Income tax expense for the year ended September 30, 2002 is comprised of the following:

	Federal	State	Total
Current Tax (Benefit)	(10,571)	-	(10,571)
Deferred Income Tax	-	-	-
Income Tax Expense	(10,571)	-	(10,571)

Note 7 - Pension Plan

Effective January 1, 1997, the Company established a simple plan under section 408 (P) of the Internal Revenue Code for the benefit of eligible employees. Eligibility is limited to employees who are reasonably expected to receive $5,000 in compensation for the calendar year. The Company may contribute amounts as determined by the Board of Directors, which is currently a matching contribution up to a limit of 3% of the employee's compensation. Company contributions totaled $9,254 for the year ended September 30, 2002.

Schedule A

NESTLERODE & CO., INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
SEPTEMBER 30, 2002

Net Capital		
Total stockholders' equity		236,386
Deduct stockholders' equity not allowable for net capital computation		-
Total stockholders' equity allowable for net capital computation		236,386
Deductions		
Petty cash	42	
Federated rebate due from brokers	963	
Non-security related debit balances due		
Employees advances	5,811	
12b-1 fees	5,357	
Prepaid expenses	22,177	
Fixed assets - net of accumulated depreciation and amortization	62,778	
Total deductions		97,128
Adjusted Net Capital		139,258
Aggregate Indebtedness		
Accounts payable		14,951
Accrued payroll taxes		8,646
Total Aggregate Indebtedness		23,597
Computation of Basic Net Capital		
Minimum net capital required (6 2/3% of total aggregate indebtedness)		1,573
Minimum dollar net capital required		50,000
Adjusted Net Capital		139,258
Minimum Net Capital Required (Greater of Above)		50,000
Excess Net Capital		89,258

The accompanying notes are an integral part of the financial statements

Schedule A
(Continued)

NESTLERODE & CO., INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
SEPTEMBER 30, 2002

Reconciliation With Company's Computation

Net Capital as Reported in Company's Part II (Unaudited) Focus Report	137,457
Accounts Payable Adjustment	1,801
Adjusted Net Capital Per This Audit Report	139,258

No material difference exists from the net capital as reported by the company and the net capital per this audit report.

The accompanying notes are an integral part of the financial statements

KLEIN & RIZZO Inc.
• Certified Public Accountants •

American Institute of Certified Public Accountants

PAUL S. KLEIN, C.P.A., C.V.A. GEORGE E. RIZZO, C.P.A.

Pennsylvania Institute of Certified Public Accountants

Schedule B

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

November 20, 2002

Nestlerode & Co., Inc.
430 W. Irvin Avenue
State College, PA 16804

We have examined the financial statements of Nestlerode & Co., Inc. for the year ended September 30, 2002, have issued our report thereon dated November 20, 2002, and as part of our examination, we made a study and evaluation of the Company's system of internal accounting control, which includes the procedures for safeguarding securities to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's objectives under SEC rule 17A-5. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Nestlerode & Co., Inc., taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Respectfully submitted,

Klein and Rizzo, Inc.

Klein and Rizzo, Inc.
Certified Public Accountants

1418 EAST THIRD STREET • WILLIAMSPORT PA 17701 • TELEPHONE 570-326-2668 • FAX 570-323-3767